Solanex Management Inc.

3820 Boca Chica Avenue

Las Vegas

Nevada 89120

October 28, 2010

Division of Corporation Finance

U.S. Securities and Exchange Commision

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention of:  Melinda Hooker, Staff Accountant

Re:    Solanex Management Inc.

         Form 8-K

         File Number: 0-49632

Dear Ms. Hooker:

We sincerely apologize for the delay in getting this response back to you and your office.

This letter responds to your comments regarding Solanex Management Inc.’s (the “Company”) Form 8-K filed on September 24, 2010.  The item numbers in this response correspond to the numbered comments in your letter. In connection with this response we have filed an Amended 8-K and we enclose the revised Form 8-K marked to show revisions to the Form.

1.

We have reconciled the dates in our Amended 8-K filed on October 28, 2010

(date of filing).

2.

We have revised our reportable events disclosure in accordance with Item

304(a) (2) of Regulation 8-K in our Amended Filing on October 28, 2010.

3.

We have attached an updated Exhibit 16 letter from our Former Auditors for our

Amended 8-K filed on October 28, 2010.

We acknowledge that:

-

the Company is responsible for the adequacy and accuracy of the disclosure in the filing(s); and

-

(SEC) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Dave Eckert

Dave Eckert

President

Solanex Management Inc.

3820 Boca Chica Avenue

Las Vegas, Nevada

89120